                                   FORM 11-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934
                  For the fiscal year ended December 31, 1999

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _______ to _________

                         Commission file number 1-2116


      ROBBINS HARDWOOD FLOORING, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)


                       ARMSTRONG WORLD INDUSTRIES, INC.
              2500 Columbia Avenue Lancaster, Pennsylvania 17604
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                      Page No.
                                                                      --------

Item 1. Independent Auditors' Report                                      4
        ----------------------------

Item 2. Statements of Net Assets Available for Benefits                   5
        -----------------------------------------------
            December 31, 1999 and 1998

Item 3. Statements of Changes in Net Assets Available for Benefits        6
        ----------------------------------------------------------
          Years ended December 31, 1999 and 1998

Notes to Financial Statements                                           7-14

Schedule of Assets Held for Investment Purposes                           15

Exhibits                                                                  16
--------
          Consent of Independent Auditors

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                       ROBBINS HARDWOOD FLOORING, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

June 26, 2000          By: /s/ Jennifer E. Wisdom
                       ---------------------------
                       Jennifer E. Wisdom Vice President Human Resources

                         Independent Auditors' Report


To the Profit Sharing Committee of the
 Robbins Hardwood Flooring, Inc.
 Employees' Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan as of December 31, 1999 and 1998, and related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Dallas, Texas
June 16, 2000

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998

                                                             1999              1998
                                                         ------------       ------------
Assets:
    Investments, at fair value (note 5):
       Armstrong Holdings, Inc. common stock             $      4,269       $         --
       Fidelity Magellan Fund                               1,952,506          1,675,089
       Fidelity Equity Income Fund                            172,433            232,081
       Fidelity Intermediate Bond Fund                        111,872             95,871
       Fidelity Overseas Fund                                  15,969              4,477
       Fidelity Asset Manager Fund                            130,428            101,923
       Fidelity Retirement Money Market Fund                  974,954            879,934
       Participant loans                                      121,683             65,769
                                                         ------------       ------------
                   Total investments                        3,484,114          3,055,144
                                                         ------------       ------------

    Receivables:
       Employer contributions (note 2)                             --            148,980
       Employee contributions (note 2)                          2,364              5,602
                                                         ------------       ------------
                   Total receivables                            2,364            154,582
                                                         ------------       ------------
                   Total assets                             3,486,478          3,209,726
                                                         ------------       ------------
Net assets available for benefits                        $  3,486,478       $  3,209,726
                                                         ============       ============

See accompanying notes to financial statements.

                       ROBBINS HARDWOOD FLOORING, INC.
                     EMPLOYEES' RETIREMENT SAVINGS PLAN

         Statements of Changes in Net Assets Available for Benefits

                   Years ended December 31, 1999 and 1998

                                                                          1999               1998
                                                                      ------------        -----------
Additions to net assets attributed to:
    Investment income:
       Interest and dividend income                                   $    250,815        $   110,300
       Net appreciation in fair value of investments (note 5)              218,592            365,755
                                                                      ------------        -----------
                Net investment income                                      469,407            476,055
                                                                      ------------        -----------
Employer contributions (note 2)                                              7,909            245,495
Participant contributions (note 2)                                         285,364            316,545
Plan assets transferred in due to plan merger (note 10)                         --            383,038

Rollovers (note 3)                                                           4,870                 --
                                                                      ------------        -----------
                Total additions                                            767,550          1,421,133
                                                                      ------------        -----------
Deductions from net assets attributable to benefits paid
    to participants (notes 2 and 3)                                        490,798            384,373
                                                                      ------------        -----------
                Net increase                                               276,752          1,036,760

Net assets available for benefits at beginning of the year               3,209,726          2,172,966
                                                                      ------------        -----------
Net assets available for benefits at end of year                      $  3,486,478        $ 3,209,726
                                                                      ============        ===========

See accompanying notes to financial statements.

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                         December 31, 1999 and 1998


(1)  General Information

     The Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan (the
     Plan) became effective on March 28, 1997.


(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

     (a)  General

          The Plan is a defined contribution plan which provides retirement benefits to employees of the Triangle Pacific Corp. (the Plan administrator or the Company) Robbins Hardwood Flooring, Inc. division who are not members of a collective bargaining agreement who work at least 1,000 hours annually, with new participants required to be at least 21 years of age and employed by the Company at least one year. The Plan is administered by Triangle Pacific Corp. and advised by the retirement committee appointed by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Participants are permitted to contribute up to 16% of their eligible compensation to the Plan, as defined by the committee. Participants may elect to invest their contributions in any of the available investment funds offered by the Fidelity Management Trust Company, the Trustee. Participants are able to direct all contributions to their account in 25% increments to the investment funds offered by the Trustee.

          The Company provides a 25% match of active participants contributions, up to 4% of the participant's eligible compensation. Effective November 1, 1999, the Plan was amended to increase the Company match up to 6% of the participant's eligible compensation for members of a collective bargaining agreement. Additionally, the Plan includes a profit sharing component. The Company may contribute a discretionary profit sharing amount solely at the discretion of the Board of Directors.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of the Company's contributions, Plan earnings, and forfeitures of terminated participants' non-vested accounts. Allocations to participant accounts are based on the participant's annual earnings for profit sharing contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                                                     (Continued)

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                         December 31, 1999 and 1998

     (d)  Vesting

          Participants are fully vested in their voluntary contributions plus actual earnings thereon. Employee vesting in the Company's matching and profit sharing contributions is based on the participant's years of service with the Company. The participants are vested on an incremental basis. The participants become 20% vested after one year of service. The vesting percentage increases 20% a year until becoming fully vested after five years of service.

     (e)  Investment Options

          Elective and nondeductible contributions may be invested in a guaranteed income fund, fixed income funds, equity funds or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions follow:

               . Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong Holdings, Inc. common stock as one of the investment options. Armstrong Holdings, Inc. (formerly Armstrong World Industries, Inc.) is the parent company of Triangle Pacific Corp. (see note 6). Armstrong is publicly traded on the New York Stock Exchange.

               . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks or both.

               . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

               . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers' Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

               . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

               . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds and short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

                                                                     (Continued)

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                         December 31, 1999 and 1998

               . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities. These securities may include, but are not limited to, high-quality short-term U.S. dollar denominated money market securities, domestic and foreign issuers.

          In March 1998, the Plan was amended to include the common stock of Triangle Pacific Corp. as an investment option for participants effective April 1, 1998. The Plan did not own any Triangle Pacific Corp. stock at December 31, 1998 or 1999.

     (f)  Participant Loans

          Participants may borrow from the Plan an amount less than 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not to exceed five years, except for loans to acquire any dwelling to be used as the principal residence for the participant, and bear interest at a reasonable rate as established by the Plan Administrator. Interest rate for 1999 was 9.25%.

     (g)  Payment of Benefits

          On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum distribution, or a rollover into another investment. The timing of the lump-sum payment will be determined by the Plan administrator or disbursed as soon as administratively feasible upon filing a notice with the Employee Benefits Department. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may make hardship withdrawals from their earnings deferred contributions at specified times, subject to the determination by the Plan Administrator, that the withdrawal is required to meet an immediate and heavy financial need.


     (h)  Forfeitures

          Employer profit sharing contributions forfeited by terminating employees are used to restore forfeitures for participants who resume employment with the Company within five years of termination with any excess added to future Company contributions to the Plan. Employer matching contributions forfeited by terminating employees are used to reduce future employer matching contributions. For the years ended December 31, 1999 and 1998, forfeitures resulting from nonvested employee terminations were $8,421 and $7,185, respectively. Effective October 31, 1998, all forfeitures will be used to reduce employer-matching contributions.

                                                                     (Continued)

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                         December 31, 1999 and 1998

(3)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administration Expenses

          In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 1999 and 1998, all significant expenses were paid by the Company.

     (d)  Payment of Benefits

          Benefits are recorded when distributed.


     (e)  Rollover Contributions

          Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

     (f)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and change therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                                                     (Continued)

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(4)  Units

     Participant accounts are assigned investment fund units/shares. The net asset value per unit/shares by fund/account for the 1999 and 1998 calendar quarters ended are as follows:

                                                     1999 Quarters Ended
                               ---------------------------------------------------------       Units at
                                                                                             December 31,
                                March 31      June 30      September 30     December 31          1999
                               ----------   -----------   --------------   -------------    --------------
   Armstrong Holdings,
     Inc. common
     stock                      $  45.19    $    57.81    $     44.94      $    33.37               128
   Fidelity Magellan
     Fund                         129.75        129.77         122.02          136.63            14,290
   Fidelity Equity
     Income Fund                   55.92         61.63          56.03           53.48             3,224
   Fidelity Intermediate
     Bond Fund                     10.16          9.96           9.88            9.76            11,462
   Fidelity Overseas
     Fund                          36.99         38.88          41.11           48.01               333
   Fidelity Asset
     Manager Fund                  17.54         18.08          17.28           18.38             7,096
   Fidelity Retirement
     Money Market
     Fund                           1.00          1.00           1.00            1.00           974,954

                                                     1998 Quarters Ended
                               ---------------------------------------------------------       Units at
                                                                                             December 31,
                                March 31      June 30      September 30     December 31          1998
                               ----------   -----------   --------------   -------------    --------------
   Fidelity Magellan
     Fund                       $ 108.81     $  109.63     $    97.52       $  120.82            13,864
  Fidelity Equity
    Income Fund                    57.51         57.20          49.60           55.55             4,178
  Fidelity Intermediate
    Bond Fund                      10.17         10.20          10.40           10.27             9,335
  Fidelity Overseas
    Fund                           37.09         37.70          31.14           35.98               124
  Fidelity Asset
    Manager Fund                   19.59         19.54          18.24           17.39             5,861
  Fidelity Retirement
    Money Market
    Fund                            1.00          1.00           1.00            1.00           879,934

                                      11                             (Continued)

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(5)  Investments

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

     The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 1999 and 1998:

                                                          1999                1998
                                                      -------------      --------------
          Fidelity Magellan Fund                      $   1,952,506      $    1,675,089
          Fidelity Equity Income Fund                       172,433             232,081
          Fidelity Retirement Money Market Fund             974,954             879,934
          Other - less than 5%                              384,221             268,040
                                                      -------------      --------------

                  Total investments                   $   3,484,114      $    3,055,144
                                                      =============      ==============

     During 1999 and 1998, the Plan's investments had net realized and unrealized and unrealized gains (losses) as follows:

                                                          1999                1998
                                                      -------------      --------------
          Triangle Pacific Corp. common stock         $         --       $        3,626
          Janus Institutional Money Market Fund                 --                  696
          Armstrong Holdings, Inc. common stock              (1,745)                 --
          Fidelity Magellan Fund                            219,931             372,871
          Fidelity Equity Income Fund                        (3,590)             (3,786)
          Fidelity Intermediate Bond Fund                    (5,359)                437
          Fidelity Overseas Fund                              2,984                 195
          Fidelity Asset Manager Fund                         6,371              (8,284)
                                                      -------------      --------------
                  Net appreciation in fair value
                    of investments                    $     218,592      $      365,755
                                                      =============      ==============

                                      12                             (Continued)

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

     The components of investment income for the years ended December 31, 1999 and 1998 are as follows:


                                                                1999            1998
                                                            ------------    ------------
        Investment income:
           Interest and dividend income                     $    250,815    $    110,300
           Net appreciation in fair value of investments         218,592         365,755
                                                            ------------    ------------

                                                            $    469,407    $    476,055
                                                            ============    ============

(6)  Acquisition

     On July 22, 1998, Triangle Pacific Corp. was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Triangle Pacific Corp. intends to continue providing retirement benefits through the Company's defined contribution plans.

(7)  Tax Status of the Plan

     The Company has not yet received a determination letter from the Internal Revenue Service as of December 31, 1999. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(8)  Plan Termination

     Although it has not expressed intent to do so, the Plan administrator has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

(9)  Plan Merger

     On October 20, 1998, the Board of Director's approved the merger of the Robbins Hardwood Flooring, Inc. Profit Sharing Plan into the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan. All plan assets were liquidated and transferred to Fidelity Management Trust Company, trustee for this Plan, on October 1, 1998.

(10) Related Party Transactions

     Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Triangle Pacific Corp. is a wholly-owned subsidiary of Armstrong Holdings, Inc. Fidelity Management Trust Company is the trustee as defined by the Plan. Therefore, transactions involving these entities or funds qualify as party-in-interest transactions.


                                      13                             (Continued)

                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(11)  Subsequent Event

      Effective January 1, 2000, the Plan increased the employer matching percentage to 50% of qualified employee contributions up to 6% of the employee's annual earnings for all participants who are not covered under a collective bargaining agreement.

                                                                      Schedule 1


                        ROBBINS HARDWOOD FLOORING, INC.
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

           Schedule of Assets Held for Investment Purposes at end of
                            year December 31, 1999

                                                                     Current
   Identity of issuer            Description of investment            value
---------------------------   ----------------------------------   -----------
Armstrong Holdings, Inc.*     Common stock                         $     4,269

Fidelity Investments*         Fidelity Magellan Fund                 1,952,506

Fidelity Investments*         Fidelity Equity Income Fund              172,433

Fidelity Investments*         Fidelity Intermediate Bond Fund          111,872

Fidelity Investments*         Fidelity Overseas Fund                    15,969

Fidelity Investments*         Fidelity Asset Manager Fund              130,428

Fidelity Investments*         Fidelity Retirement Money Market         974,954

Participant loans *           Loans to participants                    121,683
                                                                   -----------
                                      Total investments            $ 3,484,114
                                                                   ===========

*Party-in-interest

See accompanying independent auditors' report.


                                       15